Mail Stop 4561

November 6, 2006

Mr. James A. Thomas
Chairman of the Board, President, and Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street
Sixth Floor
Los Angeles, California   90071

> **Re: Thomas Properties Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-50854**

Dear Mr. Thomas:

       We have reviewed your response letter dated October 18, 2006 and have the following additional comment. Please be as detailed as necessary in your response. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 15 – Exhibits and Financial Statement Schedules

Note 3 – Unconsolidated/Uncombined Real Estate Entities, page 68

1. We have read your response to comment 1. You note that you only hold a 25% economic interest in TPG/CalSTRS, which is based solely on your equity ownership; however, when determining whether an investor has disproportionately few voting rights in an entity compared to its obligation to absorb expected losses or receive expected residual returns of the entity, all

variable interests held by the investor should be considered. In this regard, please tell us what consideration you gave to including your service contract interests in your analysis. Based on your response dated August 25, 2006, you do not believe that you are a decision maker of TPG/CalSTRS through your role as manager or the various other services your provide to the joint venture; however, contracts with service providers that are not deemed to be decision makers may still be considered variable interests unless all of the conditions in paragraph B22 of FIN 46(R) are met. Please provide us with a detailed explanation of how you determined that all of these conditions were met. Please specifically address the cancellation provisions of your operating agreement and service contracts; we note that you can only be removed as manager following an event of default by you or the closing of a buy/sell option to which CalSTRS is the purchasing entity and that your property management and leasing agreements automatically renew unless you elect not to renew them. Please address whether these provisions are customary.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant